SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

AbitibiBowater Inc.
(Name of Issuer)

Common Stock, $1.00 par value	003687100
(Title of class of securities)	(CUSIP number)

George Karfunkel
59 Maiden Lane
New York, New York 10038l
(212) 936-5100
(Name, address and telephone number of person authorized to receive notices and communications)

December 19, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

(Page 1 of 6 Pages)

CUSIP No. 003687100	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON: George Karfunkel. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####**
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER	3,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	3,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	3,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	5.6%
14	TYPE OF REPORTING PERSON:	IN

ITEM 1.           SECURITY AND ISSUER

This report pertains to the common stock, $1.00 par value (“Shares”), of AbitibiBowater Inc., a Delaware corporation (the “Company”).  The Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange.  The address of the principal executive office of the Company is 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

ITEM 2.           IDENTITY AND BACKGROUND

The persons filing this statement is::

George Karfunkel
59 Maiden Lane
New York, New York 10038

Mr. Karfunkel’s principal occupation is Vice President of American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Mr. Karfunkel was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

Mr. Karfunkel has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction to which he was a party during the past five years.

Mr. Karfunkel is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Karfunkel acquired the shares with personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

Mr. Karfunkel has no plans or proposals which relate to or would result in:

(a)            The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that Mr. Karfunkel may hold for investment purposes any Shares he owns, or he may sell Shares from time to time on the New York Stock Exchange or Toronto Stock Exchange at prevailing market prices, or at prices related to the prevailing market price, or in privately negotiated transactions, or he may otherwise transfer or dispose of Shares in other transactions.

(b)            Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)            A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)            Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, that Mr. Karfunkel may vote his Shares in the election of directors and on any other matter that is submitted to a vote of shareholders of the Company;

(e)            Any material change in the present capitalization or dividend policy of the issuer;

(f)             Any other change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, that Mr. Karfunkel may vote his Shares on any such matter that may be submitted to a vote of shareholders of the Company;

(h)            Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

(i)             A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)             Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)            As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown the cover page, which information is incorporated by reference herein.  The percentage is based upon the number of shares shown as outstanding on the Company’s quarterly report on Form 10-Q for the period ending September 30, 2008.

(b)            As of the date of this statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the Shares shown on the cover page, which information is incorporated by reference herein

(c)            On December 19, 2008, Mr. Karfunkel purchased 3,000,000 Shares at the price of $0.32 per Share in open market transactions on the New York Stock Exchange.

(d)            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)            Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:   December 22, 2008

s/ George Karfunkel
George Karfunkel